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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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[redacted]

11015629

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 16 2011
Washington, DC
110

SEC FILE NUMBER
8- 46788

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Michael Saunders Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

307 S. Orange Ave.
(No. and Street)

Sarasota (City) Florida (State) 34236 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Saunders, CEO (941) 953-7900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baumann, Raymondo & Company, P.A.
(Name – *if individual, state last, first, middle name*)

405 N. Reo Street, Suite 200 (Address) Tampa, (City) FL (State) 33609 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Michael L. Saunders, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Michael Saunders Securities Corp., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

JENNIFER BLUHM
MY COMMISSION # DD 748402
EXPIRES: May 12, 2012
Bonded Thru Notary Public Underwriters

Michael Saunders
Signature

President
Title

Jennifer Bluhm
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MICHAEL SAUNDERS SECURITIES CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2010

TABLE OF CONTENTS

Baumann, Raymondo
& Company PA
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Michael Saunders Securities Corporation
Sarasota, Florida

We have audited the accompanying statement of financial condition of Michael Saunders Securities Corporation (the "Company") as of December 31, 2010, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to the claims of general creditors and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Michael Saunders Securities Corporation as of December 31, 2010 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the Unites States of America.

Baumann, Raymondo & Company, PA

BAUMANN, RAYMONDO & COMPANY, PA
Tampa, Florida
February 2, 2011

405 North Reo Street • Suite 200 • Tampa, FL 33609
(813) 288-8826 • Fax: (813) 288-8836 • Email: cpatpa@brcpaweb.com • Internet: www.brcpaweb.com

MICHAEL SAUNDERS SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	14,701
TOTAL ASSETS	$	14,701

STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts Payable	$	250
Total Liabilities		
STOCKHOLDER'S EQUITY		
Common stock, $1 par value, 10,000 shares authorized, 1,000 shares issued and outstanding		1,000
Additional paid-in capital		82,407
Accumulated Deficit		(68,956)
Total stockholder's equity		14,451
TOTALSTOCKHOLDER'S EQUITY	$	14,701

The accompanying notes are an integral part
of these financial statements.

MICHAEL SAUNDERS SECURITIES CORPORATION
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

REVENUE	
Commissions	$ 3,897
TOTAL REVENUE	3,897
OPERATING EXPENSES	
Commissions	3,712
Professional Fees	5,265
Consulting fees	4,562
Licenses and dues	1,339
Insurance	441
Office Supplies and Expense	12,111
TOTAL OPERATING EXPENSES	27,430
NET LOSS	$ (23,533)

These accompanying notes are an integral part
of these financial statements.

MICHAEL SAUNDERS SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	TOTAL
BALANCE, DECEMBER 31, 2009	$ 1,000	$ 62,407	$ (45,423)	$ 17,984
Capital contributed	-	20,000	-	20,000
Net loss	-	-	(23,533)	(23,533)
BALANCE, DECEMBER 31, 2010	$ 1,000	$ 82,407	$ (68,956)	$ 14,451

The accompanying notes are an integral part of these financial statements.

MICHAEL SAUNDERS SECURITIES CORPORATION
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2010

The Company had no subordinated claims as of December 31, 2010, or at any time during the year then ended.

The accompanying notes are an integral part
of these financial statements.

MICHAEL SAUNDERS SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (23,533)
Adjustments to reconcile net loss to net cash used by operating activities:	
Decrease in accounts payable	(688)
Total adjustments	(688)
Net cash used by operating activities	(24,221)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Net cash from investing activities	-
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:	
Capital Contributions	20,000
Net cash provided by financing activities	20,000
NET DECREASE IN CASH	(4,221)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	18,922
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 14,701

The accompanying notes are an integral part of these financial statements.

MICHAEL SAUNDERS SECURITIES CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2010

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Michael Saunders Securities Corporation (the "Company") is a broker-dealer which transacts business through correspondent brokers and does not hold customer securities or funds.

The Company adheres to the reporting requirements of the Securities and Exchange Commission under Rule 17a-5, which is consistent with financial statement reporting under generally accepted accounting principles.

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting whereby all revenues are recorded when earned and all expenses are recorded when incurred.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers amounts held by financial institutions and short-term investments with an original maturity of 90 days or less to be cash and cash equivalents.

Revenue Recognition

Customers' securities transactions and related commission revenues and expenses are recorded on a trade date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Costs

The Company expenses the production costs of advertising the first time the advertising takes place, except for direct-response advertising, which is capitalized and amortized over its expected period of future benefits. For 2010 there were no advertising costs.

Income Taxes

The Company with consent of its stockholder has elected S corporation status for the Company. Under this election, the sole stockholder is taxed on her share of the Company's taxable income (loss). Therefore, no provision for Federal or state income taxes have been included in the financial statements.

The Company adopted the provisions of FASB ASC 740 effective January 1, 2009. The adoption of FASB ASC 740 did not have a material impact on the Company's financial statements.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value of Financial Instruments

The carrying amounts of financial instruments including cash approximate fair value as of December 31, 2010, because of the relatively short maturity of these instruments.

Subsequent Events

Management has evaluated subsequent events through February 2, 2011, which was the date the financial statements were available to be issued.

NOTE B - RELATED PARTY TRANSACTIONS

All of the Company's business is transacted with an affiliated company owned by the stockholder. Additionally, the affiliate provides management, operating and accounting services to the Company for $1,500 per month under a written expense sharing agreement.

NOTE C - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital of $5,000. The Company had net capital of $14,451 at December 31, 2010. The net capital rules may effectively restrict the payment of dividends to the Company's stockholder. The Company operates pursuant to the (K) (2) (ii), exemptive provisions of the Securities and Exchange Commissions rule 15c3-3 and does not hold customer funds or securities. Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. The Company's ratio was 0 to 1 at December 31, 2010

NOTE D - MAJOR CUSTOMER

The Company generates revenues solely from the brokerage of condominium units under a rental pool arrangement for the Colony Beach & Tennis Club, Ltd.

Baumann, Raymondo
& Company PA
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

The Board of Directors
Michael Saunders Securities Corporation
Sarasota, Florida

We have audited the accompanying financial statements of Michael Saunders Securities Corporation (the "Company") for the year ended December 31, 2010. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules of Computations of Net Capital and Net Capital Requirements Under Rule 15c3-1 of the Securities and Exchange Commission and Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission are presented for the purposes of additional analysis and are not a required part of the basic financial statements. The accompanying schedules are required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the testing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Company is exempt from the determination of reserve requirements in compliance with provisions under SEC Rule 15c3-3.

Baumann, Raymondo & Company, PA

BAUMANN, RAYMONDO & COMPANY, PA
Tampa, Florida
February 2, 2011

405 North Reo Street • Suite 200 • Tampa, FL 33609
(813) 288-8826 • Fax: (813) 288-8836 • Email: cpatpa@brcpaweb.com • Internet: www.brcpaweb.com

MICHAEL SAUNDERS SECURITIES CORPORATION
COMPUTATIONS OF NET CAPITAL AND THE NET CAPITAL REQUIREMENTS UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

Net Capital		
Stockholder's Equity	$	14,451
Deductions - Non allowable assets		-
Total deductions - non allowable assets		-
Net capital	$	14,451
Aggregate Indebtedness		
Liabilities	$	-
Computation of Basic Net Capital Requirement		
Minimum net capital requirement per SEC Rule 15c3-1	$	5,000
Ratio of Aggregated Indebtedness to Net Capital		0 to 1

* Reconciliation with Company's computation of net capital

Net capital, as reported in Company's focus report	$	14,701
Less: Accrued expenses		(250)
Net capital, as reported above	$	14,451

MICHAEL SAUNDERS SECURITIES CORPORATION
COMPUTATION OF THE RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

The Company is exempt from the determination of reserve requirements under provisions of SEC Rule 15c3-3 exemption K-2ii.

Baumann, Raymondo
& Company PA
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Michael Saunders Securities Corporation
Sarasota, Florida

In planning and performing our audit of the financial statements of Michael Saunders Securities Corporation (the "Company") for the year ended December 31, 2010 we considered its internal control structure in order to determine our auditing procedures for the purposes of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company, in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the procedures for determining compliance with the exemption provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company did not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system of internal accounting control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in condition or that the degree of compliance with them may deteriorate.

405 North Reo Street • Suite 200 • Tampa, FL 33609
(813) 288-8826 • Fax: (813) 288-8836 • Email: cpatpa@brcpaweb.com • Internet: www.brcpaweb.com

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the Commission's objectives.

This report is intended for the use of management of Michael Saunders Securities Corporation and the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Baumann, Raymondo & Company, PA

BAUMANN, RAYMONDO & COMPANY, PA
Tampa, Florida
February 2, 2011

Baumann, Raymondo & Company PA
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO THE SIPC ASSESSMENT RECONCILIATION

The Board of Directors
Michael Saunders Securities Corporation
Sarasota, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2010, which were agreed to by Michael Saunders Securities Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Michael Saunders Securities Corporation compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Michael Saunders Securities Corporations management is responsible for the Michael Saunders Securities Corporation compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting the Company paid $150 more than what was required, in prior years $150 was the minimum required fee;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting the Company calculated the assessment to be $150 more that what was required, in prior years $150 was the minimum required fee.

405 North Reo Street • Suite 200 • Tampa, FL 33609
(813) 288-8826 • Fax: (813) 288-8836 • Email: cpatpa@brcpaweb.com • Internet: www.brcpaweb.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Baumann, Raymondo & Company, PA

BAUMANN, RAYMONDO & COMPANY, PA
Tampa Florida
February 2, 2011

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended Dec. 31, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

046786 FINRA DEC
MICHAEL SAUNDERS SECURITIES CORP 16*16
ATTN PAVLA REES
307 S ORANGE AVE
SARASOTA FL 34236-6803

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Brent Willis 941-955-8200

2. A. General Assessment (item 2e from page 2)		$ ~~150.00~~
B. Less payment made with SIPC-6 filed (exclude interest)		(150.00)
Date Paid		
C. Less prior overpayment applied		(0)
D. Assessment balance due or (overpayment)		0
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		0
F. Total assessment balance and interest due (or overpayment carried forward)		$ 0
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 0	
H. Overpayment carried forward	$(0)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Michael Saunders Securities, Corp.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 25 day of January, 2011.

Michael Saunders, Director & President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 01/01, 2010 and ending 12/31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,897.08
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	3,711.50
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	23,469.22
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	23,283.64
Total deductions	(23,283.64)
2d. SIPC Net Operating Revenues	$
2e. General Assessment @ .0025	$ 150.00
	(to page 1, line 2.A.)

MICHAEL SAUNDERS SECURITIES CORPORATION

FINANCIAL STATEMENTS

together with

INDEPENDENT AUDITORS' REPORT

AND

SUPPLEMENTARY INFORMATION

DECEMBER 31, 2010

Baumann, Raymondo & Company PA

CERTIFIED PUBLIC ACCOUNTANTS